

June 28, 2013

<u>Via E-Mail</u>
Dean A. Shigenaga
Chief Financial Officer
Alexandria Real Estate Equities, Inc.
385 East Colorado Boulevard, Suite 299
Pasadena, CA 91101

   Re: Alexandria Real Estate Equities, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2012
    Filed February 26, 2013
    File No. 001-12993

Dear Mr. Shigenaga:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Daniel L. Gordon

        Daniel L. Gordon
        Branch Chief